Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
First Potomac Realty Trust:

We consent to the incorporation by reference in the registration statement (No. 333-212431) on Form S-3 of Government Properties Income Trust of our reports dated February 23, 2017, with respect to the consolidated balance sheets of First Potomac Realty Trust as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the Form 8-K of Government Properties Income Trust dated June 27, 2017.

/s/ KPMG LLP

McLean, Virginia
June 28, 2017